U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB
                                  Amendment #3

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              24 Hour Auction, Inc.
                 (Name of Small Business Issuer in its charter)



         Delaware                                      91-2026829
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


2009 Iron Street
Bellingham, Washington                                   98225
(Address of principal executive office)                (Zip Code)

Issuer's telephone number (360) 647-3170


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares



                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

GENERAL

         The Company is filing this Form 10SB voluntarily for the purpose of becoming a reporting company. The Company will file voluntary reports if its obligation to file reports is terminated under the Securities Exchange Act of 1934.


ITEM 1.  DESCRIPTION OF BUSINESS

         24 Hour Auction, Inc. was incorporated in the State of Delaware on September 21, 1999. The Company has generated no revenue at this time.

         The Company operates under the name "Bidmonkey.com." The Company has reserved the name and is in the process of building the web site of bidmonkey.com. Mr. Maherali, the President of the Company, is a full time employee of Apus Capital Corporation, though he has been spending approximately 25 hours per week on the development of the Company. When the web site is completed he will devote more time to the business of the Company, and he expects to devote full time to the Company when it is operational. In addition the Company has used consultants in the development of the business.

         The web site is to provide an auction site for both business to business auctions and business to consumers as a means for businesses to dispose of goods that it wants to sell to the general public in an auction setting.

         Bidmonkey.com also intends to be local in its auctions through the franchising of local web sites, beginning in North America, and then selling them throughout the rest of the world. The Company is in the process of developing its franchise agreement, however it is not completed. The Company has sold no franchises at this time.

         The reason for the local franchise web sites is to provide a market for products that typically are sold close to home, such as a car or a motor home, and will enable the buyer to personally look at the item before a purchase. The affiliated network of auction web sites allows for branding to attract business to the web site, while at the same time being a local destination for the person seeking discounted goods available at auction.

         A seller of merchandise will list the merchandise with Bidmonkey.com. The seller may list a reserve price, which is a price below which he will not sell the merchandise. All auction listings state that there is a reserve price, but will not list what the reserve price is.

         The software of the Company has a unique feature, the maximum bid price, along with an automatic bid process. The bidder will indicate what the maximum price he will pay for the merchandise, and the software will automatically enter bids for the bidder. As an example: there is an item for sale on the auction site, and the current bid is $100. The bidder will enter a maximum bid of $1,000, and the software will enter a bid of $125. Shortly thereafter there is a bid of $500 entered on the item, and the software will then enter a bid of $525. This will continue until the item is sold, and the bidder will be notified that he either was successful or unsuccessful by e mail. This is an example only. The bidding process may be done in any amounts and increments. This is a database function, the parameters, the dollar amounts, may be set at any amounts and increased or decreased accordingly.

         The Company serves as listing agent and is not involved in the actual transaction of goods and money between buyer and seller. The transaction of the money and the goods are the sole responsibility of the buyer and seller. The listing agreement provides that the buyer and the seller hold the Company harmless from any liability.

         There are many auction web sites on the Internet that will compete with the site of the Company. Many of them are well established and attract many visitors to the sites. Many of them are well financed and are able to spend large amounts of money to advertise their web sites. Probably the largest and best known is eBay. The Company will have a difficult time in competition with such large and well financed competitors.

RISK FACTORS

         Risk Factor - Going Concern. The independent auditor for the Company, in its report, issued a "going concern" doubt in its letter. Stating that there is a substantial doubt that the Company can continue, mostly based on the lack of any revenue at this time.

         Risk Factor - No Market for Shares. No Transfer of Shares. Prior to this time there has been no public market for the Shares and there can be no assurance that an active trading market will develop or be sustained.

         Risk Factor - Limited Operating History. The Company recognizes that it has a limited operating history by which an investor might judge its likelihood of success or failure. Its business plan is based on certain assumptions without the benefit of a lengthy operating history. At this time the Company has made no sales, and has received no revenue.

         Risk Factor - Competition. The Company expects to encounter competition in its efforts to establish its business. Many of these entities may have greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to compete.

         Risk Factor - Need for Additional Capital. While the Company will be budgeting towards the achievement of its goals, there can be no assurance that the Company will be able to achieve its goals without additional capital. There can be no assurance that the

Company will be able to raise the additional capital it may be seeking. Even if additional capital is obtained, there can be no assurance that the Company will be able to achieve its goals with additional capital, or that any new capital, if available, will be on terms favorable to the Company.


ITEM 2.  PLAN OF OPERATION

         The Internet has created a new medium for advertising, marketing and sales. The Internet has also been a medium of the bargain hunter, seeing a way to make purchases at below market prices.

         The Company has two main sources of income.

         First, the Company charges a fee to sellers of 1% of the sale price of the things sold.

         Second, the Company sells franchises to local persons that sponsor a local Bidmonkey.com page for products that are geographically sensitive. The fee for the local person is $4,999, and a royalty fee of 1% of its sales. The proposed franchise is for a specific geographic area, with a term of 5 years, renewable for an additional 5 years, with no additional fee, but the royalty fee of 1% of its sales remains.

         Management of the Company is of the opinion that the current cash will be sufficient for the next three to four months during the development of the web site, and that it will need an additional $100,000 at that time. The Company has not determined how it will raise the additional money at this time, or whether it will be through equity or debt. The Company feels that this additional money will be enough for the next twelve months.

         The Company does not anticipate any expenditures for research and development. The Company has no plans for the purchase of plant or significant equipment. There are no plans for a significant change in the number of employees, though there will be some employees when the site is operational.

         The Company has not generated any revenue at this time, and the Company has no franchisees at this time. The web site is nearing completion, and the Company hopes to generate revenues as soon as it is complete. Management is hopeful that revenues will begin toward the end of the second quarter of this year.


ITEM 3.  DESCRIPTION OF PROPERTY

         The Company leases office space from Apus Capital Corporation. The lease is for one year from October 1, 1999 to September 30, 2000 at a monthly rental of $250 per month. The office space is approximately 400 square feet, and includes telephone, fax and secretarial services.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         There are presently 3,660,000 shares of the company's common shares outstanding. The following table sets forth the information as to the ownership of each person who, as of this date, owns of record, or is known by the company to own beneficially, more than five per cent of the company's common stock, and the officers and directors of the company.


                            Shares of                        Percent of
Name                       Common Stock                       ownership
-----------------------------------------------------------------------

Nazir Maherali                800,000                         22%
31550 South Fraser Way
Abbotsford, Canada


Directors and Officers         800,000                        22%
as a group


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the company, with a brief description are as follows:


Name                                        Position
----                                        --------

Nazir Maherali                              President, Secretary, Director

Kali Palmer                                 Director


         Nazir Maherali, Mr. Maherali is the President, Secretary and a Director of the Company. From 1994 to the present he has been a Manager of Apus Capital Corporation. Apus Capital Corporation is in the business of consulting to internet based companies, his duties include compiling sales material, organization of data and data entry.

         Kali Palmer, Ms Palmer is a Director. She worked for Facilicom Educational

Products in Austin, Texas from 1993 to 1998 in marketing. From 1998 to the present she has been a director of the company and in the real estate business in Seattle, Washington.


ITEM 6.  EXECUTIVE COMPENSATION

         There are no officers or directors that received compensation in excess of $60,000 or more during the last year.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company leases office space from Apus Capital Corporation, a company that the President of the Company works for. The lease is for one year from October 1, 1999 to September 30, 2000 at a monthly rental of $250 per month. Management feels that the lease is no less favorable than it would have from an unrelated party.


ITEM 8. LEGAL PROCEEDINGS

         None


ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's common stock has not traded at this time.

         There are 38 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

         Name                        Date              Shares            Cost

Nazir Maherali                       9/99             800,000           $800.00
Dilsahald Maherali                  10/99              75,000            $75.00
Mithoo Maherali                     10/99              75,000            $75.00
Chantal Gibson                      10/99              75,000            $75.00
Dale Everendon                      10/99              75,000            $75.00
Karim Virani                        10/99              75,000            $75.00
Mark Nelson                         10/99              75,000            $75.00
Barry Wilding                       11/99              75,000            $75.00
Shelley Lockhart                    10/99              75,000            $75.00
Brent Dawes                         10/99              75,000            $75.00

Tamara Clark                        10/99              75,000            $75.00
Son T Luc                           10/99              75,000            $75.00
Kent Leung                          10/99              75,000            $75.00
Kieu Chung                          10/99              75,000            $75.00
George Sainas                       10/99              75,000            $75.00
Kelly Brantner                      10/99              75,000            $75.00
Dave Tsui                           10/99              75,000            $75.00
Eileen Hayward                      10/99             100,000           $100.00
John P. Bullen                      10/99             100,000           $100.00
Demerka Ward                        11/99              75,000            $75.00
David Ginn                          11/99              75,000            $75.00
Sean Trotter                        10/99              75,000            $75.00
Chris Wong                          10/99              75,000            $75.00
Trevor Morris                       10/99              75,000            $75.00
Gerald Redman                       10/99              75,000            $75.00
Mary Doquiation                     10/99              75,000            $75.00
Elaine Luc                          10/99              75,000            $75.00
Brent Wilde                         10/99              75,000            $75.00
Mark Bailey                         10/99              75,000            $75.00
Lena Loui                           11/99              50,000            $50.00
Renee Grue                          11/99              50,000            $50.00
Tyler Cox                           11/99              50,000            $50.00
Joanne Loui                         10/99              50,000            $50.00
Nicola Hayward                      10/99             100,000           $100.00
Kelly Bellman                       11/99              50,000            $50.00
Glen McNaughton                     11/99              50,000            $50,00
Donna Loui                          11/99             150,000           $150.00
Paul Hayward                        11/99             160,000        $16,000.00

         All sales were pursuant to a Private Placement Memorandum that provided full disclosure. All sales were to acquaintances of management, and their friends. All sales were to persons who live outside the United States. There was no underwriter on the sales of any of the securities, and no commissions were paid on any of the sales.

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.

ITEM 11.  DESCRIPTION OF SECURITIES

         The company has authorized 80,000,000 shares of common stock, $.0001 par value, and 20,000,000 preferred stock, $.0001 par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         The preferred shares have not been designated any preferences.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Delaware Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.


ITEM 13.  FINANCIAL STATEMENTS

          Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                  3. Articles of Incorporation and bylaws

                  10.1 Lease

                  10.2 Conditions of Listing

                                   SIGNATURES



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date: 6/5/00                     24 Hour Auction, Inc.



                                 ____/s/ Nazir Maherali________________________
                                 Nazir Maherali, President, Secretary Director


                                 ____/s/ Kali Palmer___________________________
                                 Kali Palmer, Director

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS


                                FEBRUARY 29, 2000
















                              WILLIAMS & WEBSTER PS
                          CERTIFIED PUBLIC ACCOUNTANTS
                        BANK OF AMERICA FINANCIAL CENTER
                           W 601 RIVERSIDE, SUITE 1940
                                SPOKANE, WA 99201
                                 (509) 838-5111

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT                                              1


FINANCIAL STATEMENTS

         Consolidated Balance Sheet                                       2

         Consolidated Statement of Operations                             3

         Consolidated Statement of Stockholders' Equity                   4

         Consolidated Statement of Cash Flows                             5


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 6

To the Board of Directors
24 Hr Auction Inc.
Bellingham, Washington


                          INDEPENDENT AUDITOR'S REPORT


We have audited the accompanying consolidated balance sheet of 24 Hr Auction Inc. (a development stage company) as of February 29, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 24 Hr Auction Inc. as of February 29, 2000, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

As discussed in Note 2, the Company has been in the development stage since its inception and has no revenues. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Williams & Webster, P.S.
CERTIFIED PUBLIC ACCOUNTANTS

May 31, 2000

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET


                                                                    February 29,
                                                                        2000
                                                                    ------------
 A S S E T S

CURRENT ASSETS
     Cash                                                           $      9,790
                                                                    ------------
          Total Current Assets                                             9,790
                                                                    ------------

PROPERTY PLANT AND EQUIPMENT
     Web site costs                                                        3,007
     Less: accumulated depreciation                                         (222)
                                                                    ------------
          Total Property, Plant and Equipment                              2,785
                                                                    ------------

     TOTAL ASSETS                                                   $     12,575
                                                                    ============



L I A B I L I T I E S   &   S T O C K H O L D E R S '   E Q U I T Y

CURRENT LIABILITIES
     Accounts payable                                               $      2,238
     Related party payables                                                1,250
                                                                    ------------
          Total Current Liabilities                                        3,488
                                                                    ------------

COMMITMENTS AND CONTINGENCIES                                                 --
                                                                    ------------

STOCKHOLDERS' EQUITY
     Preferred stock, 20,000,000 shares authorized,
          $.0001 par value; 0 shares issued and outstanding                   --
     Common stock, 80,000,000 shares authorized,
          $.0001 par value; 3,660,000 shares
          issued and outstanding                                             366
     Additional paid-in capital                                           19,134
     DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE                        (10,413)
                                                                    ------------
          Total Stockholders' Equity                                       9,087
                                                                    ------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $     12,575
                                                                    ============




   The accompanying notes are an integral part of these financial statements.

                                    24 HR AUCTION INC.
                              (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED STATEMENT OF OPERATIONS


                                                                    February 29,
                                                                        2000
                                                                    ------------
REVENUES                                                            $         --
                                                                    ------------

OPERATING EXPENSES
       Lease expense                                                       1,250
       Fees                                                                  362
       Professional expense                                                6,500
       Organizational expense                                              2,000
       Depreciation                                                          222
       Office supplies                                                        79
                                                                    ------------
            Total Operating Expenses                                      10,413
                                                                    ------------

NET LOSS FROM OPERATIONS                                                 (10,413)

INCOME TAXES                                                                  --
                                                                    ------------

NET LOSS                                                            $    (10,413)
                                                                    ============

       NET LOSS PER COMMON SHARE,
            BASIC AND DILUTED                                       $        NIL
                                                                    ============

       WEIGHTED AVERAGE NUMBER
            OF COMMON SHARES OUTSTANDING,
            BASIC AND DILUTED                                          3,660,000
                                                                    ============




   The accompanying notes are an integral part of these financial statements.

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                       Deficit
                                                           Common Stock                              Accumulated
                                                           ------------                                During             Total
                                                    Number                          Additional       Development       Stockholders'
                                                  of Shares          Amount       Paid-in Capital       Stage             Equity
                                                  ---------        ---------        ---------         ---------         ---------
Issuance of common stock in September 1999
     for cash at an average of $.005 per share    3,660,000        $     366        $  19,134         $      --         $  19,500

Loss for period ending February 29, 2000                 --                                --           (10,413)          (10,413)
                                                  ---------        ---------        ---------         ---------         ---------
     Balance at February 29, 2000                 3,660,000        $     366        $  19,134         $ (10,413)        $   9,087
                                                  =========        =========        =========         =========         =========




   The accompanying notes are an integral part of these financial statements.

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                     February 29,
                                                                        2000
                                                                    ------------
Cash flows from operating activities:
       Net loss                                                     $    (10,413)
       Depreciation                                                          222
       Increase in accounts payable                                        2,238
       Increase in related parties payable                                 1,250
                                                                    ------------
            Net cash used in operating activities                         (6,703)
                                                                    ------------

Cash flows from investing activities:
       Purchase of web site                                               (3,007)
                                                                    ------------
            Net cash used in investing activities                         (3,007)
                                                                    ------------


Cash flows from financing activities:
       Issuance of stock                                                  19,500
                                                                    ------------
            Net cash provided by financing activities                     19,500
                                                                    ------------

Net increase in cash                                                       9,790


Cash, beginning of period                                                     --
                                                                    ------------

Cash, end of period                                                 $      9,790
                                                                    ============


SUPPLEMENTAL DISCLOSURES:
       Interest expense                                             $         --
                                                                    ============
       Income taxes                                                 $         --
                                                                    ============






   The accompanying notes are an integral part of these financial statements.

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000


9


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

24 Hr Auction Inc. (herein after "the Company"), was incorporated in September, 1999 under the laws of the State of Delaware primarily for the purpose of auctioning goods and services via the internet. As of February 29, 2000, the Company's principal office is located Bellingham, Washington.

In November 1999, the Company formed its subsidiary, Bidmonkey.com. Bidmonkey.com is expected to auction goods and services that are geographically targeted. 24 Hr Auction Inc. and Bidmonkey.com were in the development stage and, at February 29, 2000, had not realized any significant revenues from its planned operations.

The Company serves as a holding company for its subsidiary's operations. THE SUBSIDIARY IS NOT CONSIDERED A FRANCHISE. THE COMPANY HAS NO PLANS OF FRANCHISING ITS OPERATIONS. References herein to the Company include the Company and it subsidiary, unless the context otherwise requires.

The Company's fiscal year end is August 31.


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Development Stage Activities

The Company has been in the development stage since its formation on September 21, 1999. It is primarily engaged in auctioning goods and services via the internet.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Concentration of Risk

The Company maintains its cash accounts in one commercial bank in Vancouver, British Columbia, Canada. The Company's cash account is a business checking account maintained in U.S. dollars, which totaled $9,790 as of February 29, 2000. This account is not insured.

Derivative Instruments

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

At February 29, 2000, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Impaired Asset Policy

In March 1995, the Financial Accounting Standards Board issued a statement titled "Accounting for Impairment of Long-lived Assets." In complying with this standard, the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company does not believe any additional adjustments are needed to the carrying value of its assets at February 29, 2000.

Basic and Diluted Loss Per Share

Net loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Basic and diluted loss per share were the same, as there were no common stock equivalents outstanding.

Revenue Recognition

Revenues and cost of revenues are recognized when services and products are furnished or delivered. AT FEBRUARY 29, 2000, NO REVENUES WERE REALIZED OR RECOGNIZED BY THE COMPANY OR ITS SUBSIDIARY.



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NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ORGANIZATION EXPENSES

THE COMPANY HAS RECOGNIZED AND EXPENSED $2,000 IN ORGANIZATIONAL EXPENSES FOR THE PERIOD ENDED FEBRUARY 29, 2000.

Income Taxes

No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

AS SHOWN IN THE ACCOMPANYING FINANCIAL STATEMENTS, THE COMPANY HAS GENERATED NO REVENUES SINCE INCEPTION. The Company recorded a loss and an accumulated deficit of $10,413 for the period ended February 29, 2000. The Company, being a developmental stage enterprise, is currently putting technology in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Management has established plans designed to increase the sales of the Company's products and services. MANAGEMENT INTENDS TO SEEK NEW CAPITAL FROM NEW EQUITY SECURITIES ISSUANCES THAT WILL PROVIDE FUNDS NEEDED TO INCREASE LIQUIDITY, FUND INTERNAL GROWTH AND FULLY IMPLEMENT ITS BUSINESS PLAN.

Year 2000

The Company, like other firms, could be adversely affected if the computer systems used by it, its suppliers or customers do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment.

The Company has not purchased any software or hardware. When the Company does purchase software and hardware it will determine at that time if there could be any adverse effects to the Company's operations regarding Year 2000 issues. Management also believes that Year 2000 issues should not adversely affect the ability of its clients and customers to conduct business with the Company and as of February 29, 2000 the Company has not experienced any significant problems. Any costs associated with Year 2000 compliance will be expensed when incurred.



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NOTE 3 - PROPERTY AND EQUIPMENT

The Company has capitalized the costs to build its web site and is depreciating those costs over three years using the straight-line method. In the future the company will determine impairment of those assets by comparing the estimated undiscounted future cash flows to their respective carrying amounts.

Depreciation expense for the period ended February 29, 2000 was $222.


NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is the lessor of office space and computers under an operating lease for $250 per month expiring in September 2000. The space and computers are leased from a related party. At February 29, 2000, $1,250 in rent expense was unpaid and accrued as related party payables. NO ADDITIONAL SERVICES OR PROPERTY HAVE BEEN RECEIVED FROM RELATED PARTIES AT FEBRUARY 29, 2000.


NOTE 5--COMMON AND PREFERRED STOCK

Upon incorporation, the Company authorized the issuance of 20,000,000 shares of preferred stock at a par value of $0.0001 per share, of which there are no shares outstanding.

Upon incorporation, the Company authorized the issuance of 80,000,000 shares of common stock at a par value of $0.0001 per share, of which 3,660,000 shares are outstanding under Regulation D, Rule 504. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders, but have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared by the Board of Directors in its discretion, from funds legally available. The Company has not authorized any convertible stock, warrants or options as of February 29, 2000.



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